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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC

SEC FILE NUMBER
8-33761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Coronado Court, Building 9D
(No. and Street)

Fort Collins	Colorado	80525-4910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP 970-223-4164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – if individual, state last, first, middle name)

1221 West Mineral Ave. Suite 202	Littleton	Colorado	80120-4544
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/18

OATH OR AFFIRMATION

I, Rick Meehleis, MS, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excalibur Financial Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH ANN FERDIG NOTARY PUBLIC STATE OF COLORADO

Signature

President
Title

Notary Public Comm Exp 9/17/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2008 and 2007, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2008 and 2007 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 25, 2009

IGAF Worldwide
An Association of Independent Firms

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

Excalibur Financial Group, Inc.
Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash	$ 7,524	$ 27,834
Certificate of deposit	6,000	6,000
Commissions receivable	42,590	13,950
Income tax overpayments	1,696	-
Total Current Assets	57,810	47,784
Property, Equipment and Intangibles		
Furniture, net of accumulated depreciation of $11,462 for 2008 and $8,072 for 2007	7,613	10,503
Intangible assets, net of accumulated amortization of $2,485 for 2008 and $2,300 for 2007	-	185
Total Property, Equipment and Intangibles	7,613	10,688
Total Assets	$ 65,423	$ 58,472
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 2,073	$ 5,363
Income taxes payable	-	3,685
Deferred income tax—current	5,111	1,882
Short-term notes payable	7,000	-
Total Current Liabilities	14,184	10,930
Deferred Income Taxes—Noncurrent	931	928
Stockholder's Equity		
Common Stock, $.001 par value:		
Authorized 100,000 shares; issued and outstanding 100,000 shares	100	100
Additional Paid-in Capital	49,385	42,385
Retained earnings	823	4,129
Total Stockholders' Equity	50,308	46,614
Total Liabilities and Stockholder's Equity	$ 65,423	$ 58,472

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissons	$ 273,709	$ 359,154
Other revenue	-	35,000
Interest	355	400
Total Revenues	274,064	394,554
Expenses		
Auto expenses	28,104	29,115
Commissions	198,002	327,929
Depreciation & amortization	3,575	1,462
Insurance	940	1,343
Office expense	10,581	26,686
Professional services	5,584	8,039
Occupancy	7,278	9,276
Taxes and licenses	847	1,581
Telephone	12,538	12,954
Travel and promotion	4,424	9,231
Interest expense	131	536
Meals and entertainment	4,573	7,890
Total Expenses	276,577	436,042
Net Income (Loss) Before Taxes	(2,513)	(41,488)
Provision for Income Taxes		
Deferred income tax benefit (expense)	(3,232)	10,441
Current income tax benefit (expense)	2,439	(3,685)
Net Income Tax Benefit (Expense)	(793)	6,756
Net Income (Loss)	$ (3,306)	$ (34,732)

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Cash received for commissions	$ 245,069	$ 439,700
Cash paid to suppliers and independent contractors	(276,161)	(432,149)
Interest received	355	400
Other revenue received	-	35,000
Interest paid	(131)	(536)
Income tax paid	(2,942)	-
Net Cash (Used in) Provided by Operating Activities	(33,810)	42,415
Cash Flows From Investing Activities		
Purchase of fixed assets	(500)	(9,635)
Net Cash Used in Investing Activities	(500)	(9,635)
Cash Flows From Financing Activities		
Payment of line of credit	(7,000)	(6,817)
Proceeds from line of credit	14,000	-
Proceeds from the contribution of additional capital	7,000	-
Net Cash Provided by (Used in) Financing Activities	14,000	(6,817)
Net (Decrease) Increase in Cash	(20,310)	25,963
Cash at Beginning of the Year	27,834	1,871
Cash at End of the Year	$ 7,524	$ 27,834
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Income (Loss)	$ (3,306)	$ (34,732)
Adjustments:		
Depreciation	3,575	1,462
Change in:		
Commissions receivable	(28,640)	80,546
Accounts payable	(3,290)	1,895
Income tax overpayments	(1,696)	-
Income taxes payable	(3,685)	3,685
Deferred income tax	3,232	(10,441)
Net Cash (Used in) Provided by Operating Activities	$ (33,810)	$ 42,415

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2006	100	$ 100	$ 42,385	$ 38,862	$ 81,347
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	(34,733)	(34,733)
Balance December 31, 2007	100	100	42,385	4,129	46,614
Contributed capital	-	-	7,000	-	7,000
Net income (loss)	-	-	-	(3,306)	(3,306)
Balance December 31, 2008	100	$ 100	$ 49,385	$ 823	$ 50,308

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Notes to Financial Statements
December 31, 2008 and 2007

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Excalibur Financial Group, Inc. (the Company) was incorporated in the State of Colorado for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the sale of annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States. Income from commissions on transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared by the underwriting companies. All customer funds and securities received, if any, are promptly transmitted directly to the respective underwriting companies. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

Furniture, Equipment and Depreciation
Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives, which range from 3 to 7 years.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. Total rent expense for 2008 and 2007 was $7,278 and $9,276, respectively. The Company also leased three vehicles under operating leases requiring monthly payments of $796, $356 and $830, respectively. These vehicle leases expire at various dates from August 2010 to March 2011. Total vehicle lease expense for 2008 and 2007 was $25,363 and $23,946, respectively. Following are the future minimum lease payments:

December 31,	
2009	$ 23,778
2010	19,035
2011	2,388
Total	$ 45,201

3. Income Taxes

	Years Ended December 31, 2008	Years Ended December 31, 2007
Current income tax expense	$ (2,539)	$ 3,568
Income tax penalties	100	117
Deferred income tax expense (benefit)	3,232	(10,441)
Income Tax Expense (Benefit)	$ 793	$ (6,756)

Deferred Tax Assets (Liabilities)	Years Ended December 31, 2008	Years Ended December 31, 2007
Deferred tax assets (liabilities) related to net operating loss carryforwards	$ 2,843	$ -
Payables timing differences	407	856
Receivables differences	(8,360)	(2,738)
Depreciation differences	(931)	(928)
Net Deferred Tax Asset (Liability)	$ (6,041)	$ (2,810)

3. Income Taxes (continued)

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforwards at December 31, 2008 and 2007 are approximately $10,811 and $-0-, respectively. These losses begin to expire in 2023.

4. Notes Payable

The Company has a revolving line of credit with Guaranty Bank and Trust for $7,000. The note bears interest at 4.67%. The credit line is renewable annually. $7,000 was outstanding at December 31, 2008.

5. Related Parties

The Company has one sales representative who serves as the Company's president. Commissions are paid throughout the year based on the availability of cash. Commissions paid to the Company president amounted to $194,386 and $327,929 during 2008 and 2007, respectively.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. The Company has designated the funds in its certificate of deposit to meet its minimum capital requirements.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

6. Net Capital Requirements (continued)

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2008	$ 40,999	$ 5,000	$ 15,115	0.37 to 1
December 31, 2007	$ 35,926	$ 5,000	$ 11,858	0.33 to 1

7. Concentrations of Risk

The following summarizes revenue concentrations based on products offered by the noted investment families for the year ended December 31:

	2008	2007
Family A	67%	15%
Family B	24%	78%

The following summarizes receivable concentrations based on products offered by the noted investment families for the year ended December 31:

	2008	2007
Family A	22%	-0-%
Family B	78%	100%

Excalibur Financial Group, Inc.

Supplementary Information

Excalibur Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2008 and 2007

	2008	2007
Net Capital		
Total stockholder's equity	$ 50,308	$ 46,614
Deductions		
Equipment and furniture, net	(7,613)	(10,503)
Income tax overpayments	(1,696)	-
Other assets	-	(185)
Total Deductions	(9,309)	(10,688)
Total Net Capital	$ 40,999	$ 35,926
Aggregate Indebtedness		
Payables and accruals	$ 2,073	$ 5,363
Bank note payable	7,000	-
Income tax payable	-	3,685
Deferred income liabilities	6,042	2,810
Total Aggregate Indebtedness	$ 15,115	$ 11,858
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 1,008	$ 791
Required minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in (deficit) excess of required minimum	$ 35,999	$ 30,926
Ratio of aggregate indebtedness to net capital	0.37	0.33

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2008	2007
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 47,836	$ 42,499
Net Adjustments to agree to audit report	(6,837)	(6,573)
Net capital per above	$ 40,999	$ 35,926

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Excalibur Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 25, 2009